FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated December 13, 2010

Registration Statement No. 333-162318

Dated December 14, 2010

LANNETT COMPANY, INC.

5,000,000 Shares of Common Stock

Final Term Sheet

Issuer:	Lannett Company, Inc. (the “Company”)

Security:	Common stock, par value $0.001 per share

Size:	5,000,000 shares of common stock, 2,500,000 of which are being offered by the Company and 2,500,000 of which are being offered by the Selling Stockholder

Over-allotment option:	750,000 additional shares of common stock

Public offering price:	$5.00 per share

Underwriting discounts and commissions:	$0.3125 per share

Net proceeds to the Company (excluding the over-allotment):	$11,444,000 (after deducting the underwriter’s discounts and commissions and estimated offering expenses payable by the Company)

Form of Offering

Firm commitment underwritten public offering pursuant to a registration statement on Form S-3 that was filed on October 2, 2009, as subsequently amended on October 22, 2009 and November 6, 2009, and declared effective on November 20, 2009

Listing	The shares of common stock are listed on the NYSE AMEX under the symbol “LCI”

Trade date:	December 14, 2010

Settlement date:	December 17, 2010

Underwriters:	Oppenheimer & Co., Inc. Roth Capital Partners, LLC Stonegate Securities, Inc. Emerging Growth Equities, Ltd.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2010:

•                  on an actual basis; and

•                  an as adjusted basis to give effect to the sale of the 2,500,000 shares of common stock offered by us in this offering at the public offering price of $5.00 per share, after deducting underwriting discounts and estimated offering expenses payable by us.

You should read this table in conjunction with our consolidated financial statements and the related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included in or incorporated by reference into the preliminary prospectus supplement, dated December 13, 2010, relating to this offering and the accompanying prospectus.

	As of September 30, 2010
STOCKHOLDERS’ EQUITY	Actual (unaudited)	Pro Forma As Adjusted
Common stock - authorized 50,000,000 shares, par value $0.001; issued and outstanding, 24,929,131 shares	24,929	27,429
Additional paid in capital	80,410,648	91,852,148
Retained earnings	9,161,071	9,161,071
Noncontrolling interest	121,421	121,421
Accumulated other comprehensive income	52,588	52,588
	89,770,657	101,214,657
Less: Treasury stock at cost — 130,118 shares	(736,659)	(736,659)
Total Stockholders’ Equity	89,033,998	100,477,998
Total Capitalization	89,033,998	100,477,998

The information above excludes the following:

•                  2,058,851 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2010 at a weighted average exercise price of $7.44 per share; and

•                  750,000 shares subject to the underwriters’ over-allotment option.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 300 Madison Avenue, 5th Floor, New York, NY, 10017, Telephone number: (212) 667-8563, Email: EquityProspectus@opco.com.